

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2018

Steven M. Shum
Chief Financial Officer
Eastside Distilling, Inc.
1001 SE Water Avenue, Suite 390
Portland, OR 97214

> **Re: Eastside Distilling, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 17, 2018**
> **File No. 333-226912**

Dear Mr. Shum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Brad Wyatt, Esq.